03014486

~~AM~~ 3/5/2003

RECEIVED MAR - 3 2003 181 SEC WASH. D.C. SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquidnet, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 12th Floor
(No. and Street)

New York	**New York**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin C. Held **646-674-2000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Eric LeGoff, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Chief Operating Officer

Notary Public

KEVIN C. HELD
Notary Public, State of New York
No. 4987491
Qualified in Suffolk County
Commission Expires October 15, 2005

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Liquidnet, Inc.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
As of December 31, 2002

Liquidnet, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2003

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 5,173,305
Investment securities	2,300,000
Receivable from affiliate	21,768
Receivable from clearing broker	2,021,434
Other assets	7,373
Total assets	$ 9,523,880
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 100,031
Income taxes payable to Parent	1,038,194
Due to Parent	181,160
Total liabilities	1,319,385
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	6,336,945
Retained earnings	1,867,549
Total stockholder's equity	8,204,495
Total liabilities and stockholder's equity	$ 9,523,880

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Operations**

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent") and has an affiliate, Liquidnet Europe Limited, based in London. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. **Summary of Significant Accounting Policies**

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers overnight deposits, certificates of deposit and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

As of December 31, 2002, cash equivalents of $5,148,555 are held in two money market funds.

Investment securities
Investment securities consist of investments in preferred income funds of $200,000 and municipal bond securities of $2,100,000. As of December 31, 2002, these investments are recorded at market value.

All of the investment securities are held by a major financial institution.

Income taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files a consolidated federal and combined state income tax return with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Receivable from clearing broker
Receivable from clearing broker represents amounts on deposit with the Company's clearing broker and commissions receivable for customer security transactions. In accordance with the Clearing Agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing

broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Receivable from affiliate
Receivable from affiliate represents amounts receivable from Liquidnet Europe Limited due to trades executed by the affiliate on behalf of the Company.

Fair value of financial instruments
All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term.

Commissions
Pursuant to agreements with third party research providers ("Providers"), the Company collects on behalf of, and remits commission payments to such Providers, relating to transactions generated by customers as part of these soft dollar arrangements. As of December 31, 2002, amounts owed to the Providers for such soft dollar arrangements totalled $100,031, which is reflected in the accounts payable balance in the statement of financial condition.

3. Net Capital Requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC. At December 31, 2002, the Company's net capital was $7,895,383, which was $7,807,424 in excess of its minimum requirement of $87,959. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.17 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

4. Income Taxes

Although the Company files a consolidated federal and combined state and local returns with its Parent, the income tax expense recorded on the Company's book is computed on a separate company basis. This expense is recorded as payable to the Parent and is reflected as such on the statement of financial condition.

The Company has an immaterial deferred income tax asset as of December 31, 2002.

5. Related Party Transactions

The Company has entered into a service and expense agreement with its Parent whereby the Company will reimburse its Parent for the development, installation, maintenance and licensing of

the electronic brokerage trading system developed by the Parent and for certain additional expenses, incurred by the Parent on behalf of the Company.

All officers and employees of the Company are leased from a third party service provider and covered under the Parent's stock option plan ("Plan"). As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", the Parent has elected to follow Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related accounting interpretations for the Plan. Under APB 25, the Parent and the Company have not recognized any compensation cost for options issued to its employees under the existing stock option plan because the exercise price of the options granted equal the estimated fair value of the underlying stock on the date of grant.

In December 2002, the Board of Directors of the Parent approved modifications to previously granted stock options. Accordingly, the Parent recorded as additional deferred compensation the intrinsic value, being the difference between the exercise price of the original option and estimated fair market value of the Parent as of the date of modification.